EXHIBIT 5.1
SEPARATION AGREEMENT
     THIS AGREEMENT, dated as of the 19th day of June, 2008, by and between MACKINAC FINANCIAL CORPORATION, a Michigan corporation (the “Company”), and ELIOT R. STARK (the “Executive”).
RECITALS:
     A. The Executive is employed by the Company and its wholly-owned subsidiary, mBank, a Michigan banking corporation (the “Bank”) pursuant to the terms of and Employment Agreement dated as of August 10, 2004 (the “Employment Agreement”), and serves the Company and the Bank in the capacity of the Vice Chairman. In addition, the Executive is a member of the Board of Directors of the Company and of the Bank.
     B. The Executive and the Company desire to resolve any and all disputes that exist between them pertaining to Executive’s employment and cessation of employment with the Company by effectuating the termination of Executive’s employment and paying to the Executive the consideration described herein. The amounts to be paid to Executive under this Agreement are paid in order to resolve disputes between the parties regarding bona fide legal claims and would not have been paid in the absence of the existence of such legal claims.
AGREEMENT
     1. Termination of Employment and Employment Agreement. Seven days from the Executive’s execution of this Agreement, provided Executive does not revoke pursuant to the “Executive Release” (Exhibit A) of this Agreement, shall be the Termination Date of the Employment Agreement and Executive shall be paid his regular base salary until that date. Effective as of the Termination Date; (a) the Employment Agreement terminates, except that Sections 10 (Confidentiality) and 11 (Non-competition) of the Employment Agreement shall continue and be applicable to the Executive for the period therein provided except that with respect to Non-competition the period shall be 23 months from the date of termination of the Employment Agreement; (b) the Executive shall cease to be an employee, officer or director of the Company and the Bank, and shall cease to be an officer, director, trustee or member of any committee of any of the Company’s subsidiaries (including the Bank) or of any of the retirement, welfare, or benefit plans of the Company or any subsidiary of the Company (including the Bank).
     2. Termination Payments. In consideration of the termination of the Employment Agreement, the covenant against competition in accordance with Section 11 of the Employment Agreement (as modified by Section 1 above), the termination of the Executive’s current and future rights to receive compensation and other payments to or on behalf of the Executive in whatever capacity (including directors’ fees), the Company hereby agrees to pay to or on behalf of the Executive the following:

     (a) Twenty-three Monthly payments of $17,830.50, minus applicable payroll withholdings, commencing in June, 2008 and continuing monthly until May, 2010; the period over which said 23 installments are to be paid being herein sometimes referred to as the “Payment Period.” The monthly installments will be due and payable on the 20th of each month throughout the Payment Period. The June, 2008 installment payment shall have deducted from it all payments of salary and other compensation paid by the Company to or on behalf of the Executive in June 2008 prior to the Termination Date, but no such installment shall be paid until the expiration of the waiting and revocation periods contained in the Executive Release (as hereinafter defined).
     (b) The Company shall provide at its expense and for the Payment Period (including the payment of the Executive’s COBRA premium expense when elected by the Executive for the period commencing with the 7th month of the Payment Period) continued coverage for the Executive and his family under the Company’s health, dental and vision plans, or the same may be modified or supplemented (the“Benefit Plans”).
     (c) As of the Termination Date, the Executive’s participation in the Company’s lite insurance, short term disability, long term disability and supplemental disability programs shall terminate, but to the extent any such benefits and programs can be transferred to and assumed and paid for by the Executive, the Company, at no expense to the Company, shall assist the Executive in such transfer.
     (d) The Company agrees that the Executive shall be able to retain the Company’s contributions made to his 401(k) account prior to the Termination Date.
2. Releases.
     (a) Upon execution of this Agreement, the Executive shall execute and deliver to the Company a Release in the form of attached as Exhibit A (the “Executive Release”); and
     (b) Upon expiration of the waiting and revocation periods in the Executive Release, the Company shall execute and deliver to the Executive a Release in the form attached as Exhibit B (the “Company Release”).
3. Non-Solicitation. During the 23-month Payment Period, the Executive will not, either directly or indirectly, divert, or by aid to others, do anything which would tend to divert, from the Company or any of its affiliates {including the Bank) any trade or business with any customer or borrower with whom the Executive had any contact or association during the Executive’s employment with the Company and the Bank, or any party whose identity or potential as a customer or borrower was confidential was confidential or learned by the Executive during his employment by the Company and the

Bank. In addition, during the 23-month Payment Period, the Executive will not, directly or indirectly, solicit for employment any person employed by the Company or Bank at any time during the Executive’s employment by the Company or the Bank.
4. Mutual Non-Disparagement. The Executive and the Company each agree that, following termination of the Employment Agreement, neither the Executive nor the Company, including any executive officers and directors of the Company or the Bank, will make any public statements which materially disparage the other party. Notwithstanding the foregoing, nothing in this Section 4 shall prohibit any person from making truthful statements when required by order of a court or other governmental or regulatory body having jurisdiction.
5. Public Disclosure. Other than as may be required by the Company to comply with its disclosure obligations under the securities laws or the laws regulating financial institutions, neither the Executive nor the Company will make any public disclosure concerning the Executive’s employment by or separation from the Company, or the terms and conditions of such separation (including the terms of the Agreement).
6. Return of Company Property. On or prior to the execution of this Agreement, the Executive shall return to the Company any credit cards, confidential documents or materials or other property belonging to the Company or the Bank, and the Executive shall also return or writings, files, records, correspondence, notebooks, notes and other documents and things (including any copies thereof) containing confidential information or information relating to the business or proposed business of the Company or the Bank or containing to any trade secrets relating to the Company or the Bank.
7. Assistance with Claims. The Executive agrees that, following termination of the Employment Agreement, he will assist the Company and its affiliated entities (including the Bank) in the defense of any claims, or potential claims, to be made or threatened to be made against any of them in any action, suit or proceeding, whether civil, criminal, administrative or investigative (the “Proceeding”), and will assist the Company and its affiliated entities (including the Bank) in the prosecution of any claims that may be made by the Company or any of its affiliated entities (including the Bank) in any Proceeding, to the extent that such claims may relate to the Executive’s employment with the Company. The Executive further agrees, unless precluded by law, to promptly inform the Company if the Executive is asked to participate (or otherwise become involved) in any Proceeding involving such claims or potential claims. Executive also agrees, unless precluded by law, to promptly inform the Company if the Executive is asked to assist in any investigation (whether governmental or private) of the Company or any of its affiliated entities (including the Bank) with respect to such investigation.
8. Indemnification- The rights of the Executive to be indemnified and have expenses advanced by the Company in the event of any third party claim against the Executive, as provided under the Company’s Articles of Incorporation and Bylaws as currently in effect, with respect to any claims or matters arising prior to the Termination

Date, shall continue and be unaffected by the Executive ceasing to be an officer or director of the Company.
9. Taxes. The Executive acknowledges and agrees he is solely responsible for the payment of all federal, state, local and other taxes required of him that may be applicable with respect to the payments to or on behalf of the Executive by the Company, or the receipt of any benefits by the Executive or his family under the Benefit Plans, pursuant to Sections 2(a) and (b), and that the Company shall not in any way be liable for any such taxes or penalties related thereto. The Company shall be entitled to withhold from any payments to the Executive pursuant to Section 2 above such taxes as may be owed by the Executive in respect of any payments made by the Company to or on behalf of the Executive pursuant to this Agreement.
10. Remedies. The Executive acknowledges that the Company would be irreparably injured by a violation of Sections 3, 4 and 5 of this Agreement, and Sections 10 and 11 of the Employment Agreement as modified pursuant to the terms of this Agreement, and the Executive agrees that the Company shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief restraining the Executive from any actual or threatened breach of such provisions. Such equitable remedies shall be in addition to, and not in lieu of, any and all other remedies available to the Company in respect of a breach of such provisions, including the right to withhold and set-off any payments remaining under the provisions of Section 2(a) above in respect of any actual damage suffered by the Company in respect of such breach.
11. Stock Options. The termination of the Employment Agreement shall in no way affect the Employee’s stock options (the “Options”) granted to the Executive pursuant to the terms of the Company’s 2000 Stock Incentive Plan (the “Plan”) and the terms of the related Stock Option Agreement dated December 15, 2004 between the Company and the Executive, and the Options shall continue to be governed solely by the terms and conditions of the Plan and the Option Agreement following termination of the Employment Agreement and the Executive’s Employment by the Company.
12. Right of Survivorship. In the event that the Executive dies prior to all payments being made pursuant to Section 2(a) of this Agreement, any remaining installments due the Executive shall be paid to his estate.
13. Code Section 409A Requests. The Company agrees to consider a request from the Executive to extend (not accelerate) the timing for making the payments pursuant to Section 2(a) of this Agreement.
14. Miscellaneous.
     (a) Successors and Assigns. This Agreement will be binding upon, and inure to the benefit of and be enforceable against, as applicable, the Company and the Executive and their respective personal legal representatives, executives, administrators, successors, assigns, heirs, distributees and legatees. This

Agreement is personal in nature and Executive shall not, without the consent of the Company, assign, transfer or delegate this Agreement in the rights or obligations hereunder.
     (b) Fees and Expenses. The Company and the Executive shall each pay their respective attorneys’ fees and expenses incurred in connection with the negotiation, execution and delivery of this Agreement.
     (c) Governing Law. The Agreement shall be governed by and construed in all respects in accordance, with the internal laws of the State of Michigan, without giving effect to such state’s laws and principles regarding the conflict of laws.
     (d) Headings. The headings of this Agreement are for reference purposes only and shall affect in any way the meaning or interpretation of this Agreement.
     (e) Counterparts. This Agreement may be executed in one or more counterparts, each which shall be deemed an original but all of which together will constitute one and the same instrument.
     15. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement shall supersede any other agreement (except the Plan and the Option Agreement) whether written or oral pertaining to the subject matter of this Agreement, including, without limitation all previous employment, severance, termination, change of control or other similar agreements, including without limitation, the Employment Agreement to the extent provided herein.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MACKINAC FINANCIAL CORPORATION

By:	/s/ Kelly W. George

Its: President Director

/s/ Eliot R. Stark

ELIOT R. STARK

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